Marquez Acquisition Company

Denver, Colorado

August 26, 2011

Board of Directors

Venoco, Inc.

370 17th Street, Suite 3900

Denver, Colorado 80202

Directors:

I am pleased to offer to acquire all of the outstanding shares of the common stock of Venoco, Inc. (the “Company”) at a cash purchase price of $12.50 per share. I believe that this offer is fair and in the best interest of the Company and its public shareholders and that the shareholders will find the proposal attractive. The offer represents a premium of 39% over the Company’s most recent closing stock price on August 26, 2011 and a 27% premium to the average closing price in August 2011. Moreover, my proposal represents a total enterprise value to 2012 EBITDA multiple of 5.3x (using I/B/E/S consensus estimates) compared to the current median trading multiple of the Company’s peer group of 3.9x 2012 EBITDA (using I/B/E/S consensus estimates).

The acquisition would be in the form of a merger of the Company with a new acquisition vehicle that I would form. I expect that the Company’s senior management team would remain in place. I anticipate continuing to run the business in accordance with our current practice and maintaining the Company’s valuable employee base, which I view as one of its most important assets.

I would expect to reinvest 100% of my equity ownership through this transaction. Although this offer is being made subject to obtaining financing on terms acceptable to me, I am confident that such financing can be obtained. I am preparing a draft merger agreement that I will provide to you shortly. The familiarity of the management team with the Company means that I will be in a position to complete limited, confirmatory due diligence and finalize the merger agreement very quickly.

I have retained Wachtell, Lipton, Rosen & Katz as my legal advisor. I expect that you will establish a special committee of independent directors with its own legal and financial advisors to review the proposal on behalf of the Company’s public shareholders.

Of course, no binding obligation on the part of the Company or the undersigned shall arise with respect to the proposal or any transaction unless and until such time as definitive documentation satisfactory to me and recommended by the special committee and approved by the Board of Directors is executed and delivered.

I look forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to the Company’s public shareholders. Should you have any questions, please contact me.

Sincerely,

/s/ Timothy M. Marquez